CANTOR FITZGERALD INCOME TRUST, INC.

Fourth Amended and Restated Share Repurchase Program

As Adopted by the Board of Directors,

January 1, 2026

Definitions

Company shall mean Cantor Fitzgerald Income Trust, Inc. The Company may be referred to as “we” or “our” within the context of this document.

NAV shall mean net asset value.

Transaction price shall mean the transaction price per share determined on a monthly basis pursuant to the Company’s valuation guidelines, which will generally equal the most recently determined NAV per share.

Share Repurchase Program

Stockholders who have purchased shares from us or received their shares through a non-cash transaction, not in the secondary market, may receive the benefit of limited liquidity by presenting for repurchase to us all or a portion of those shares, in accordance with the procedures outlined herein and subject to the limitations and restrictions of the program described below. There is no fee payable to our advisor, our sponsor, our board of directors or any other party in connection with the repurchase of shares pursuant to our share repurchase program.

Subject to the limitations of and restrictions on the program, and subject to funds being available as described below, shares repurchased under the share repurchase program will be repurchased at the transaction price per share for the class of shares being repurchased in effect on the Repurchase Date (as defined below) (subject to the 5% discount described below). Under our share repurchase program we may repurchase during any calendar month shares of common stock whose aggregate value (based on the repurchase price per share in effect when the repurchase is effected) is 2% of our aggregate NAV as of the last calendar day of the previous month and during any calendar quarter whose aggregate value (based on the repurchase price per share in effect when the repurchase is effected) is up to 5% of our aggregate NAV as of the last calendar day of the prior calendar quarter. During a given quarter, if in each of the first two months of such quarter the 2% repurchase limit is reached and stockholders’ repurchases are reduced pro rata for such months, then in the third and final month of that quarter, the applicable limit for such month will likely be less than 2% of our aggregate NAV as of the last calendar day of the previous month because the repurchases for that month, combined with the repurchases in the previous two months, cannot exceed 5% of our aggregate NAV as of the last calendar day of the prior calendar quarter.

Unless our board of directors determines otherwise, we intend to fund repurchases from any available cash sources at our disposal, including available cash, cash flow from operations, the sale of real estate-related securities and other assets, borrowings or offering proceeds, without any limitation on the amounts we may pay from such sources. Our board of directors has complete discretion to determine whether all of such funds will be applied to repurchases pursuant to the program, whether such funds are needed for other purposes or whether additional funds from other sources may be used for repurchases pursuant to the program.

If you would like to request repurchase of your shares, please contact us at 855-9-CANTOR to receive required repurchase forms and instructions concerning required signatures. Certain broker dealers require that their clients make repurchase requests through their broker dealer, so please contact your broker dealer first if you want to request repurchase of your shares. Stockholders may request that we redeem all or any portion of their shares as of the close of business of the last calendar day of each full calendar month (the “Repurchase Date”) at the transaction price per share for the class of shares being repurchased (subject to the 5% discount described below). To have their shares repurchased, stockholders’ repurchase requests and required documentation must be received by us in “good order” by 4:00 p.m. Eastern time on the second to last business day of the applicable month. If a repurchase request is received after such time, the repurchase order will be executed on the next month’s Repurchase Date at the transaction price applicable to that month (subject to the 5% discount), unless such request is withdrawn prior to that Repurchase Date. Stockholders will generally have at least 20 business days (from the last business day of the previous month to the second to last business day of the applicable month) during which to decide whether to request the repurchase of their shares as of the end of the current month. Repurchase requests received and processed by our transfer agent on a business day, but after the close of business on that day or on a day that is not a business day, will be deemed received on the next business day.

Stockholders may withdraw their repurchase requests before they have been processed by notifying a customer service representative available on our toll-free information line at 855-9-CANTOR before 4:00 p.m. Eastern time on the second to last business day of the applicable month. Settlements of share repurchases will be made within three business days after the Repurchase Date.

The repurchase price for each month will, under normal circumstances, be equal to the NAV per share then in effect as of that Repurchase Date. The NAV per share will be posted on the Company’s website (www.cantorfitzgeraldincometrust.com) promptly after it has become available and will also be available through our toll-free information line at 855-9-CANTOR. Under normal circumstances, we expect to fulfill repurchase requests, subject to the 2% monthly and 5% quarterly limitations. In certain circumstances stockholders may make a repurchase request for a particular Repurchase Date before the transaction price is made available; however, the transaction price will be made available for a period of at least ten business days ending on or before the second to last business day of each month and, as result, all stockholders will have at least a ten business day period to consider the transaction price before the deadline to submit or withdraw a repurchase request (the first day of the ten business day period is the day the transaction price is made available and the tenth business day of the period is the deadline to submit or withdraw a repurchase request (the second to last business day of the month)).

We may redeem fewer shares than have been requested to be repurchased in any particular month, or none at all, in our discretion, including due to the lack of readily available funds because of market conditions, the need to maintain liquidity for operations or because our board of directors has determined that investing in real property or other illiquid investments is a better use of our capital than redeeming our shares. In the event that we determine to redeem some but not all of the shares submitted for repurchase during any month for any of the foregoing reasons, shares submitted for repurchase during such month will be repurchased subject to the following repurchase priority. First, repurchase requests that are made by accounts with a balance less than $2,500 of shares of the Company’s common stock at the time of such request will be repurchased in full to the extent there are available funds. Second, remaining repurchase requests will be repurchased on a pro rata basis. The portion of any unsatisfied repurchase requests due to any of the limitations described above must be resubmitted after the start of the next month or quarter. Any determination to repurchase fewer shares than have been requested to be repurchased may be made immediately prior to the applicable Repurchase Date, and will be disclosed subsequently to prospective investors and stockholders in periodic prospectus supplements and/or reports filed by us, or more frequently as required by applicable securities laws.

There is no minimum holding period for your shares and you can request that we repurchase your shares at any time. However, shares that have not been outstanding for at least one year will be repurchased at 95% of the repurchase price that would otherwise apply to the class of shares being repurchased; provided, that, the period that a Class T share, Class S share and/or Class D share was held prior to being converted into a Class I share will count toward the total hold period for a Class I share. The one-year holding period is measured as of the subscription closing date immediately following the prospective repurchase date. Additionally, stockholders who have received shares of the Company’s common stock in exchange for their operating partnership units may include the period of time such stockholder held such operating partnership units for purposes of calculating the holding period for such shares of the Company’s common stock. The 5% holding discount will be waived in connection with the repurchase of shares acquired pursuant to our distribution reinvestment plan and in connection with the repurchase of shares issued as stock dividends. In addition, upon request, we may waive the 5% holding discount in the case of death or qualifying disability of a stockholder.

In order for us to waive a 5% holding discount in cases of qualified disability: (i) the stockholder would have to receive a determination of disability based upon a physical or mental condition or impairment arising after the date the stockholder acquired the shares to be repurchased, and (ii) such determination of disability would have to be made by the governmental agency responsible for reviewing the disability retirement benefits that the stockholder could be eligible to receive (the “applicable governmental agency”). The “applicable governmental agencies” would be limited to the following: (i) if the stockholder paid Social Security taxes and, therefore, could be eligible to receive Social Security disability benefits, then the applicable governmental agency would be the Social Security Administration or the agency charged with responsibility for administering Social Security disability benefits at that time if other than the Social Security Administration; (ii) if the stockholder did not pay Social Security benefits and, therefore, could not be eligible to receive Social Security disability benefits, but the stockholder could be eligible to receive disability benefits under the Civil Service Retirement System (“CSRS”), then the applicable governmental agency would be the U.S. Office of Personnel Management or the agency charged with responsibility for administering CSRS benefits at that time if other than the Office of Personnel Management; or (iii) if the stockholder did not pay Social Security taxes and therefore could not be eligible to receive Social Security benefits but suffered a disability that resulted in the stockholder’s discharge from military service under conditions that were other than dishonorable and, therefore, could be eligible to receive military disability benefits, then the applicable governmental agency would be the Department of Veterans Affairs or the agency charged with the responsibility for administering military disability benefits at that time if other than the Department of Veterans Affairs.

Disability determinations by governmental agencies for purposes other than those listed above, including but not limited to worker’s compensation insurance, administration or enforcement of the Rehabilitation Act or Americans with Disabilities Act, or waiver of insurance premiums would not entitle a stockholder to the special repurchase terms described above. Repurchase requests following an award by the applicable governmental agency of disability benefits would have to be accompanied by: (i) the investor’s initial application for disability benefits and (ii) a Social Security Administration Notice of Award, a U.S. Office of Personnel Management determination of disability under CSRS, a Department of Veterans Affairs record of disability-related discharge or such other documentation issued by the applicable governmental agency that we would deem acceptable and would demonstrate an award of the disability benefits.

We understand that the following disabilities do not entitle a worker to Social Security disability benefits:

•	disabilities occurring after the legal retirement age; and

•	disabilities that do not render a worker incapable of performing substantial gainful activity.

Therefore, such disabilities would not qualify for the special repurchase terms, except in the limited circumstances when the investor would be awarded disability benefits by the other “applicable governmental agencies” described above.

In order for a determination of incompetence or incapacitation (a “determination of incompetence”) to entitle a stockholder to the special repurchase terms, a state or federal court located in the United States must declare, determine or find the stockholder to be (i) mentally incompetent to enter into a contract, to prepare a will or to make medical decisions or (ii) mentally incapacitated. In both cases such determination must be made by the court after the date the stockholder acquired the shares to be repurchased. A determination of incompetence or incapacitation by any other person or entity, or for any purpose other than those listed above, will not entitle a stockholder to the special repurchase terms. Repurchase requests following a “determination of incompetence” must be accompanied by the court order, determination or certificate declaring the stockholder incompetent or incapacitated.

If repurchase requests, in the business judgment of our board of directors, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on stockholders whose shares are not repurchased, then our board of directors may terminate, suspend or amend the share repurchase program at any time without stockholder approval, if it deems such action to be in the best interest of our stockholders. In addition, our board of directors may determine to suspend the share repurchase program due to regulatory changes, changes in law or if our board of directors becomes aware of undisclosed material information that it believes should be publicly disclosed before shares are repurchased. Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the program will be promptly disclosed to stockholders in a prospectus supplement (or post-effective amendment if required by the Securities Act) or current report on Form 8-K filed with the Securities and Exchange Commission. Any material modifications will also be disclosed on our website. Further, our share repurchase program will be terminated in the event that our shares ever become listed on a national securities exchange or in the event a secondary market for our common stock develops.

Our share repurchase program only provides stockholders a limited ability for shares to be repurchased for cash until a secondary market develops for our shares, at which time the program would terminate. No such market presently exists, and we cannot assure you that any market for your shares will ever develop.